August 15, 2008
By EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Robert Babula

Re:	LiveWorld, Inc. Form 10-K for the Year Ended December 31, 2007 File No. 0-26657
Dear Mr. Babula:
     On behalf of LiveWorld, Inc., we are responding to your comments dated July 22, 2008 (the “Comment Letter”). For your convenience, we have repeated your comments below in italic type before each of our responses.
1. Internal Control Over Financial Reporting.
     We note that you did not include the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of those controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 of the Exchange Act. Please amend your filing to comply with the disclosure requirements of Item 307 of Regulation S-K.
     We respectfully direct the Staff’s attention to Part II, Item 9A on page 66 of the Company’s Form 10-K, which complies with the requirements of the rules and regulations referred to above, and includes the officers’ conclusions regarding the effectiveness of the disclosure controls and procedures.

August 15, 2008

2. Form 15 Filed on April 11, 2008
     We note that you filed a Form 15 on April 11, 2008. Please tell us how you determined it was appropriate to file a Form 15 pursuant to Rule 12h-3 in light of the fact that you had a Form S-8 declared effective last year. Specifically, please explain why you do not believe that Rule 12h-3(c) precluded you from filing the Form 15 to suspend your reporting obligation under Section 15(d). In your analysis, please address your Form S-8 and the extent to which your recent Form 10-K represented an update to this registration statement that was required to be updated, pursuant to section 10(a)(3) of the Securities Act.
     As you know, pursuant to Rule 12h-3(c), Form 15 is not available for any class of securities for a fiscal year in which a registration statement relating to that class either (A) becomes effective under the Securities Exchange Act of 1934, as amended (the “Act”), or (B) is required to be updated pursuant to Section 10(a)(3) of the Securities Act as of 1933, as amended (the “Securities Act”). Section 10(a)(3) of the Securities Act provides that when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than sixteen months prior to such use. We supplementally advise the Staff that the prospectus contained in the Company’s Registration Statement on Form S-8 (the “Form S-8”) was filed and became effective on July 24, 2007. We further supplementally advise the Staff that since August 7, 2007, there have been no option exercises.
     As noted above, the Company filed its Form 15 on April 11, 2008. We respectfully note that Rule 12h-3(c) did not preclude the Company from filing the Form 15. First, the Form S-8 was filed and became effective on July 24, 2007, in the Company’s fiscal year preceding the fiscal year in which the Form 15 was filed. Second, the prospectus contained in the Form S-8 was not required to be updated pursuant to Section 10(a)(3) under the Securities Act since the prospectus has not been used since August 2007. As noted above, there have been no exercises of options nor issuances of securities under the Form S-8. Furthermore, even if the prospectus had been used, it was not required to be updated until after nine months had passed (which was April 24, after the April 11 filing of the Form 15), and then only if the financial statements contained in the prospectus were more than 16 months old (which was not the case, since the Form S-8 included September 30, 2007 financials). As a result, the Company believes that it was appropriate to file the Form 15.
     As a supplemental note, we advise the Staff that concurrently with the filing of this letter, the Company has amended its Form S-8 to deregister all shares registered thereunder.

August 15, 2008

Acknowledgment
     In connection with the above responses to the Comment Letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person trader the federal securities laws of the United States.
     Please direct your questions or comments to me at (650) 565-3599. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (650) 493-6811. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ John Turner
John Turner

cc:	David Houston, Chief Financial Officer of LiveWorld, Inc. Page Mailliard, Partner, Wilson Sonsini Goodrich & Rosati